Form 10-K, Exhibit 13
period 1995-03-31
VERSA TECHNOLOGIES INC
filed 1995-06-19
CIK 320357

                                                                     EXHIBIT 13
QUARTERLY FINANCIAL DATA (UNAUDITED)

VERSA TECHNOLOGIES, INC.

                                                                       Net         Earnings
Quarterly Results                     Net Sales    Gross Profit     Earnings      Per Share
- ----------------------------------------------------------------------------------------------
Fiscal Year Ended March 31, 1995
First Quarter                             $16,783         $5,298         $1,557          $0.26
Second Quarter                             16,481          5,440          1,739          $0.29
Third Quarter                              16,154          5,153          1,582          $0.26
Fourth Quarter                             17,547          5,894          1,928          $0.32
- ----------------------------------------------------------------------------------------------
                                          $66,965        $21,785         $6,806          $1.13
==============================================================================================

Fiscal Year Ended March 31, 1994
First Quarter                             $14,614         $4,583         $1,330          $0.22
Second Quarter                             16,025          5,097          1,645          $0.27
Third Quarter                              15,051          4,761          1,332          $0.22
Fourth Quarter                             16,147          5,323          1,798          $0.30
- ----------------------------------------------------------------------------------------------
                                          $61,837        $19,764         $6,105          $1.01
==============================================================================================

PER SHARE COMMON STOCK DATA


              Year Ended March 31, 1995               Year Ended March 31, 1994
                   Market Price (a)       Dividends       Market Price (a)         Dividends
              -------------------------               -------------------------
Fiscal
Quarter       High     Low     Close                  High     Low      Close
- -------------------------------------------------------------------------------------------------
1st          15-1/4  12-1/4    12-3/8     .08        14-1/4   13-1/4     14          .07
2nd            15    12-1/4    14-5/8     .42(c)       16     13-1/4   14-3/4        .38(b)
3rd            15    12-3/4    13-3/4     .09        15-3/4   13-3/4   13-3/4        .08
4th          15-1/4  11-1/2    13-3/4     .09          15     13-3/4     15          .08

(a) NASD's reporting of Versa Technologies Common Stock on their National Market System (NASDAQ/NMS). Prices represent the daily closing price and do not include retail markup, markdown or commission.

(b) Includes special cash dividend of $.30 per share.

(c) Includes special cash dividend of $.33 per share.

SUMMARY OF SELECTED FINANCIAL DATA

VERSA TECHNOLOGIES, INC.

- -----------------------------------------------------------------------------------------------------
(Dollars in Thousands, except per share amounts)
Fiscal Year Ended March 31                 1995           1994         1993        1992       1991
- -----------------------------------------------------------------------------------------------------
Statement of Earnings
Net sales                                 $66,965        $61,837      $52,848     $48,935     $51,898
Cost of sales                              45,180         42,073       34,806      31,908      33,410
Selling  and administrative expenses       11,793         10,938       10,322       9,621       9,550
Operating income                            9,992          8,826        7,720       7,406       8,938
Other income (expense) - net                  779            750          787         740       1,004
Earnings before income taxes               10,771          9,576        8,507       8,146       9,942
Pre-tax earnings as % of net sales           16.1%         15.5%        16.1%       16.6%       19.2%
Income taxes                                3,965          3,580        3,090       3,020       3,750
Net earnings                                6,806          6,105  *     5,417       5,126       6,192
Net earnings as % of net sales              10.2%           9.9%        10.3%       10.5%       11.9%

Per Common Share(1)
Net earnings                                 1.13           1.01  *      0.90        0.86        1.04
Dividends declared and paid                  0.68 (5)       0.61 (4)     0.52 (3)    0.24        0.23
Book value                                   8.00           7.56         7.21        6.80        6.15
Year end market value                       13.75          15.00        13.25       15.00       14.00


At Year End
Working capital                            29,147         29,286       29,545      26,985      22,549
Working capital ratio                    6.1 to 1       6.4 to 1     8.3 to 1    8.1 to 1    6.4 to 1
Property and equipment - net               19,945         16,849       14,262      14,122      14,077
Total assets                               56,780         53,569       49,739      46,884      42,707
Long-term obligations                          --             --           --          --          --
Shareholders' equity                       48,068         45,560       43,686      40,897      36,501
Shares outstanding (000)(1)                 6,012          6,023        6,059       6,013       5,935


(1) Shares outstanding and per share data have been adjusted to reflect stock splits
(2) Includes special cash dividend of $.133 per share.
(3) Includes special cash dividend of $.25 per share.
(4) Includes special cash dividend of $.30 per share.
(5) Includes special extra cash dividend of $.33 per share.
* Includes the cumulative effect of accounting changes, which increased Net Earnings by $109,000 of $.02 per share.

VERSA TECHNOLOGIES, INC.


    -------------------------------------------------------------------
    1990        1989       1988         1987       1986        1985
    -------------------------------------------------------------------
    $53,122     $47,941    $45,587     $41,215     $38,940     $35,145
     34,803      29,778     28,131      25,271      24,648      23,693
      9,238       8,713      8,093       7,617       7,242       6,584
      9,081       9,450      9,363       8,327       7,050       4,868
        697         620        346         (99)        138         270
      9,778      10,070      9,709       8,228       7,188       5,138
       18.4%       21.0%      21.3%       20.0%       18.5%       14.6%
      3,742       3,820      3,951       3,997       3,382       2,052
      6,036       6,250      5,758       4,231       3,806       3,086
       11.4%       13.0%      12.6%       10.3%        9.8%        8.8%


       1.02        1.07       0.99        0.73        0.59        0.46
      0.184        0.15      0.253 (2)   0.101       0.075       0.071
       5.34        4.45       3.50        2.73        2.10        2.44
      12.50       14.58      13.83       10.27        8.93        5.78



     18,420      14,668     12,103       7,747       7,044       8,182
   4.4 to 1    4.3 to 1   3.7 to 1    2.8 to 1    2.3 to 1    3.5 to 1
     13,195      12,395     10,449      10,210      10,078       9,940
     39,101      33,736     27,912      23,285      23,282      22,430
         --       1,065      1,210       1,375       4,604       1,675
     31,633      26,168     20,410      15,804      12,101      16,317
      5,928       5,879      5,831       5,781       5,764       6,701


MANAGEMENT'S DISCUSSION AND ANALYSIS  OF OPERATIONS AND FINANCIAL CONDITION

VERSA TECHNOLOGIES, INC.

 RESULTS OF OPERATIONS                        YEAR ENDED MARCH 31                PERCENTAGE OF NET SALES
 -----------------------------------------------------------------------------------------------------------
 (Dollars in Thousands)              1995        1994            1993           1995        1994        1993
 -----------------------------------------------------------------------------------------------------------
 Net Sales                        $66,965      $61,837        $52,848         100.0%      100.0%      100.0%
 Gross Profit                      21,785       19,764         18,042          32.5%       32.0%       34.1%

 Selling and Administrative        11,793       10,938         10,322          17.6%       17.7%       19.5%
 Operating Income                   9,992        8,826          7,720          14.9%       14.3%       14.6%

 Other Income                         779          750            787           1.2%        1.2%        1.5%

 Earnings Before Taxes             10,771        9,576          8,507          16.1%       15.5%       16.1%
 Income Taxes                       3,965        3,580          3,090           5.9%        5.8%        5.8%

 Net Earnings                      $6,806      $6,105(1)       $5,417          10.2%        9.9%       10.3%

(1) Includes the cumulative effect of accounting changes, which increased net earnings by $109,000.

The above table sets forth, for the fiscal years indicated, the results of operations of the Company along with the relative percentages of sales in those items from year to year.

NET SALES
Sales for fiscal 1995 increased $5.1 million, or 8% over 1994, to a record $67.0 million. For the second year in a row, our Fluid Power Group was the largest contributor to the increase. Fluid Power's sales increased $4.2 million or 17% over the prior year. Shipments of the Power Gear leveling device for the upper end recreational vehicle market continued to be strong. Medical, reversing the downward performance of last year, had an increase in sales of $1.6 million, or 15%. These results were due to the stabilization of Medical's core business and an increase in shipment of products for the consumer market. Sales for the Custom Components Group were down slightly. Increased sales to the automotive market were offset by the loss of a significant project for the office equipment market. The end-of-life project was lost during the second half of the year. Sales for the project were approximately $1.3 million during fiscal 1995.
     Sales for fiscal 1994 increased $9.0 million, or 17% over 1993. Fluid Power's sales increased $5.6 million or 29% over the prior year. This increase was due to the first quarter introduction of a new Power Gear leveling device for the upper end recreational vehicle market combined with increased shipment of cylinders. Another contributor to the overall sales increase was the Custom Component Group with an increase of $3.4 million, or 14%. Custom Component's sales improved due to increased shipment of automotive-related products. Medical experienced a $500,000 drop in sales. The decline was due to the loss of a major customer during the first month of fiscal 1994. This customer's annual sales were close to $1.0 million during fiscal 1993.

GROSS PROFIT
Gross profit for fiscal 1995 increased by $2.0 million, or 10%. Gross profit as a percentage of sales increased slightly to 32.5%. The Fluid Power Group's gross profits were up $1.6 million, or 18%. This increase was due to the higher sales volume, as gross profit as a percentage of sales remained at a very respectable 37%. Medical, on the strength of higher volume and more favorable product mix, had an increase in gross profit of $900,000, or 21%.
     The Custom Components Group struggled as gross profits fell $500,000. Moxness Products Inc., our company specializing in silicone components, saw further decline in gross profit as a percentage of sales due to the continued shift in product mix to automotive-related applications. Gross profit was also impacted by a $150,000 inventory write off of material on hand related to the lost office equipment project. At Moxness Thermoplastics (Thermo), gross profits decreased $300,000 due in part to the loss of a point-of-purchase display project. This project had $400,000 in shipments during fiscal 1994, and produced better than average gross profits. The project, for a major consumers' goods company, was lost by Thermo's customer, resulting in the loss of business for Thermo.

     Gross profit for fiscal 1994 increased by $1.7 million or 10%. The increase was due to the Fluid Power Group where both business units, Milwaukee Cylinder and Power Gear, produced a combined increase in gross profit of $2.1 million, or 31%. The increase at Milwaukee Cylinder was fueled by higher volume and a more favorable sales product mix, including more special versus standard cylinders. Power Gear's growth was the result of the new product introduction noted above.
     Gross profit for the Custom Component Group increased $400,000, or 7%.
The incremental improvement in gross profit did not, however, proportionately reflect the increase in volume. Moxness Products, Inc. had an increase in automotive related business which, due to pricing competition, generated lower
gross profits.   At Moxness Thermoplastics sales were up $800,000, while gross profit was flat. This was due to a shift in the sales mix from product sales to tooling sales which carry lower margins.
     Medical experienced a $800,000 decrease, or 16%, in gross profit due, primarily, to the loss of a major customer. New sales at lower margins coupled with the reduction in overall volume kept operating income down over the previous year.

SELLING AND ADMINISTRATIVE
Selling and administrative expenses increased $900,000 during fiscal 1995. Selling and administrative as a percentage of sales declined from 17.7% in fiscal 1994 to 17.6% in fiscal 1995. There were two significant reasons for the increase. First, commissions were up $300,000, primarily at our Fluid Power Division. Second, bonuses paid increased at both corporate and Medical by a combined $300,000.
     Selling and administrative expenses increased $600,000, or 6% during fiscal 1994. While total selling and administrative expenses increased, they declined as a percentage of sales from 19.5% for fiscal 1993 to 17.7% for fiscal 1994. Selling and administrative expenses would have been virtually flat except for increases of $350,000 for commissions and $150,000 related to employee recruitment. Corporate expenses as a percentage of sales declined to 3.9%.

OPERATING INCOME
Operating income for fiscal 1995 increased $1.2 million or 13% to a record $9.9 million. Operating income as a percent of sales increased from 14.3% in fiscal 1994 to 14.9% in fiscal 1995. This improvement to 14.9% of sales represents the first improvement in over four years.

OTHER INCOME
The largest component of other income is interest income which for the fiscal years 1995, 1994, and 1993 was $753,000, $683,000 and $735,000, respectively.
Capital investments of $6.1 million plus a special dividend of $2.0 million resulted in a decrease of $1.6 million in cash and cash equivalents. This decrease was offset by the increase in short term rates throughout the year, resulting in an increase in interest income.

INCOME TAXES
The effective tax rate for the Company decreased from 37.4% in fiscal 1994 to 36.8% this year. This was due to a decrease in the state tax provisions compared to the prior year. Fiscal 1994's state tax provision was increased to accrue for an in-progress state tax audit at that time.

CASH FLOWS AND LIQUIDITY
Cash provided from operating activities was $8.7 million during fiscal 1995, up from $7.5 million the prior year. This increase was due to higher earnings, plus a decrease in the number of days sales outstanding in accounts receivable, offset by a decrease in inventory turns. Inventories at March 31, 1995 increased $1.1 million from a year ago to $7.8 million. $800,000 of the increase was at the Fluid Power Group, where sales increased 17% over the prior year.
     Cash used in inventing activities increased to $6.0 million during fiscal 1995, as the Company continues to invest heavily in equipment. Fiscal 1995 capital additions exceeded depreciation expense by a 2 to 1 margin. The majority of the additions were at the Customs Components Group. For the upcoming year additions are again planned to exceed the year's depreciation expense as the Company strives to stay current with manufacturing technology.
     During fiscal 1995 the Company paid $4.1 million in dividends or $.68 per share (included a special $.33 per share dividend). This represents an approximately 60% payout of net earnings to shareholders. During February 1995, the Company adopted a program to repurchase up to 600,000 shares or 10% of its common stock. As of March 31, 1995, 42,500 shares had been repurchased at a cost of $569,000. If the Company were to repurchase the remaining 557,500 shares under the repurchase program it would require $7.7 million (based on the year end price of $13.75 per share).
     At March 31, 1995 cash and cash equivalents totaled $16.0 million and exceeded our current labilities by a ratio of 2.8 to 1. This liquidity, combined with the Company's debt free status give management significant latitude in dealing with future opportunities and commitments, including the stock repurchase program.

INFLATION
Inflation and price adjustments were of minor significance.

ENVIRONMENTAL MATTERS
The company continually monitors its compliance with environmental regulations. This is accomplished by in house staff supplemented by outside consultants. At March 31, 1995 the Company had reserves of $190,000 for environmental cleanup at its plants. These reserves, which were established during fiscal 1994 and 1993, relate specifically to our Wausau and Cudahy manufacturing facilities. These reserves did not change during the current year as the Company waits for approval of its plans of action by regulatory agencies. Management believes that future earnings will not be impacted in a significant manner.

DIVISIONAL REALIGNMENT
On November 14, 1994, the Company announced plans to centralize key functions of its silicone divisions, Moxness Products, Inc., headquartered in Racine, WI, and Mox-Med, Inc., in Portage, WI. To more efficiently use the talents within these divisions, human resources, finance, purchasing, manufacturing planning, and engineering development will be combined to serve both units. However, specialization in field sales, customer service, marketing and applications engineering will be retained to ensure that the unique needs of the Company's medical and industrial customers are met. Raymond T. Aexel, president of Mox-Med, Inc. will head up the centralized activities.
     During fiscal 1995 costs associated with the realignment were approximately $169,000. These costs related primarily to the relocation of management from Portage, WI to Racine, WI. Management estimates that an additional $135,000 in costs will be incurred during fiscal 1996 to complete the realignment.

ACCOUNTING PRONOUNCEMENTS
The Company adopted Statement of Financial Accounting Standard (SFAS) No. 106 "Employer Accounting for Postretirement Benefits Other Than Pensions," effective April 1, 1993. SFAS No. 106 requires the Company to recognize postretirement benefits, including health and welfare benefits, on an accrual basis. The Company provides pre-Medicare-eligibility health insurance and minimal life insurance benefits to a limited group of retired employees who attain specified age and years of service requirements. The Company has elected to recognize the cumulative effect of this obligation on the immediate recognition method. The cumulative effect as of April 1, 1993 of adopting SFAS No. 106 was an increase in accrued postretirement benefits of $406,000 and a decrease in net earnings of $255,000, or $.04 per share, which was recorded during the first quarter ended June 30, 1993.
     The Company adopted Statement of Financial Accounting Standard (SFAS) No. 109 "Accounting for Income Taxes," effective April 1, 1993. SFAS No. 109 requires the use of the liability method of accounting for deferred income taxes. The cumulative effect as of April 1, 1993 of adopting SFAS No. 109 was to increase net earnings by $364,000, or $.06 per share, which was recorded during the first quarter ended June 30, 1993.

CONSOLIDATED STATEMENTS OF EARNINGS


VERSA TECHNOLOGIES, INC.
(Dollars in Thousands, except per share amounts)
- -------------------------------------------------------------------------------------------
Years Ended March 31                                1995           1994           1993
- -------------------------------------------------------------------------------------------
Net Sales                                             $66,965        $61,837        $52,848
Cost of Sales                                          45,180         42,073         34,806
                                                     --------------------------------------
Gross Profit                                           21,785         19,764         18,042
Selling and Administrative Expenses                    11,793         10,938         10,322
                                                     --------------------------------------
Operating Income                                        9,992          8,826          7,720
                                                     --------------------------------------
Other Income (Deductions):
Interest expense                                           (9)            (3)            (3)
Interest income                                           753            683            735
Miscellaneous, net                                         35             70             55
                                                     --------------------------------------
                                                          779            750            787
                                                     --------------------------------------
Earnings Before Income Taxes and Cumulative
   Effect of Accounting Changes                        10,771          9,576          8,507
Income Taxes                                            3,965          3,580          3,090
                                                     --------------------------------------
Earnings Before Cumulative Effect of Accounting        $6,806         $5,996         $5,417
Cumulative Effect of Changes in Accounting for:
Postretirement benefits other than pensions
  (net of income tax benefit of $151)                      --           (255)            --
Income Taxes                                               --            364             --
- -------------------------------------------------------------------------------------------
Net Earnings                                           $6,806         $6,105         $5,417
- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------
Earnings per share before cumulative effect of
     accounting changes                                 $1.13          $0.99          $0.90
Cumulative effect per share of accounting changes:
benefits other than pensions                               --          (0.04)            --
Income taxes                                               --           0.06             --
- -------------------------------------------------------------------------------------------
Net earnings per weighted average common shares
     outstanding                                        $1.13          $1.01          $0.90
- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------
Weighted average common shares outstanding              6,039          6,056          6,038
- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

VERSA TECHNOLOGIES, INC.
(Dollars in Thousands, except share and per share amounts)
- ------------------------------------------------------------------------------------
March 31                                                    1995           1994
- ------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                                     $15,967        $17,611
Receivables, less allowance of $162  in 1995, and
     $189 in 1994                                               9,404          9,235
Inventories                                                     7,808          6,744
Other current assets                                            1,733          1,157
                                                              ----------------------
Total current assets                                           34,912         34,747
                                                              ----------------------

Property, Plant, and Equipment - at cost
Land                                                              591            591
Buildings                                                       8,639          8,113
Machinery and equipment                                        33,946         29,115
                                                              ----------------------
                                                               43,176         37,819
Less accumulated depreciation                                  23,231         20,970
                                                              ----------------------
                                                               19,945         16,849

Intangibles                                                     1,562          1,594
Other Non-Current Assets                                          361            379
                                                              ----------------------
                                                              $56,780        $53,569
====================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable                                               $1,750         $2,233
Accrued expenses                                                3,401          2,756
Income taxes                                                      495            436
Employee stock savings plan                                       119             36
                                                              ----------------------
Total current liabilities                                       5,765          5,461
                                                              ----------------------

Deferred Income Taxes                                             485            455

Deferred Pension, Deferred Compensation and
     Postretirement Benefit Expense                             2,462          2,093

Shareholders' Equity:
Preferred Shares -- authorized 1,000,000, $.01 par value;
     none issued                                                   --             --
Common Shares -- authorized, 10,000,000, $.01 par value;
     issued 6,063,200 in 1995 and  1994                            61             61
Additional paid-in capital                                     18,710         18,789
Retained earnings                                              29,997         27,300
                                                              ----------------------
                                                               48,768         46,150
Less treasury stock, at cost - 51,378 shares in 1995 and
 40,000 in 1994                                                   700            590
                                                              ----------------------
Total shareholders' equity                                     48,068         45,560
                                                              ----------------------
                                                              $56,780        $53,569
====================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

VERSA TECHNOLOGIES, INC.
(Dollars in Thousands, except share and per share amounts)

- -----------------------------------------------------------------------------------------------------------------------------
                                                                      Additional                                      Total
Years Ended March 31, 1995, 1994, and 1993      Common  Stock            paid in       Retained        Treasury    Shareholders'
                                             Shares         Amount       capital       earnings         stock         Equity
- -----------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1992                    6,013            $60        $18,225        $22,612             $0        $40,897
Exercise of stock options                       46              1            496             --             --            497
Tax benefit from exercise of stock options      --             --             12             --             --             12
Net earnings                                    --             --             --          5,417             --          5,417
Cash dividends declared -- $.52 per share*      --             --             --         (3,137)            --         (3,137)
- -----------------------------------------------------------------------------------------------------------------------------

Balance at March 31, 1993                    6,059             61         18,733         24,892              0         43,686
Exercise of stock options                        4             --             53             --             --             53
Tax benefit from exercise of stock options      --             --              3             --             --              3
Purchase of treasury stock -- 40,000 shares     --             --             --             --           (590)          (590)
Net earnings                                    --             --             --          6,105             --          6,105
Cash dividends declared -- $.61 per share**     --             --             --         (3,697)            --         (3,697)
- -----------------------------------------------------------------------------------------------------------------------------

Balance at March 31, 1994                    6,063             61         18,789         27,300           (590)        45,560
Exercise of stock options -
   31,122 treasury shares were reissued         --             --           (108)            --            459            351
Tax benefit from exercise of stock options      --             --             29             --             --             29
Purchase of treasury stock -- 42,500 shares     --             --             --             --           (569)          (569)
Net earnings                                    --             --             --          6,806             --          6,806
Cash dividends declared -- $.68 per share***    --             --             --         (4,109)            --         (4,109)
- -----------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1995                    6,063            $61        $18,710        $29,997          ($700)       $48,068
=============================================================================================================================

* Includes special  cash dividend of $.25 per share.
** Includes special  cash dividend of $.30 per share.
*** Includes special  cash dividend of $.33 per share.
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

VERSA TECHNOLOGIES, INC.
(Dollars in Thousands)

- -----------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS
Years Ended March 31                              1995           1994           1993
- -----------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net earnings                                            $6,806         $6,105      $5,417
Adjustments to reconcile to net cash
   provided by operating activities:
Cumulative effect of accounting changes                     --           (109)         --
Depreciation and amortization                            2,956          2,842       2,644
Provision for losses on receivables                         52            107          47
Loss (gain) on disposition of plant and equipment           15            (12)        (12)
Increase in receivables                                   (221)        (1,403)     (1,164)
(Increase) decrease in inventories                      (1,064)        (1,097)        259
Increase in other current assets                          (576)           (69)       (125)
(Decrease) increase in accounts payable                   (483)           671         180
Increase in accrued expenses                               645            690         181
Increase (decrease) in income taxes payable                 59             26        (105)
Increase in employee stock purchase
   and payroll savings plan                                 83             36          --
Increase (decrease) in deferred pension, postretirement
   benefits and compensation expense                       369            275         (15)
Decrease (increase) in deferred income taxes                30           (529)       (163)
                                                       ----------------------------------
   Net cash provided by operating activities             8,671          7,533       7,144
                                                       ----------------------------------

Cash Flows from Investing Activities:
Proceeds from disposition of plant and equipment            37            157          45
Capital expenditures                                    (6,070)        (5,509)     (2,741)
Other                                                       16             14          13
                                                       ----------------------------------
   Net cash used in investing activities                (6,017)        (5,338)     (2,683)
                                                       ----------------------------------

Cash Flows from Financing Activities:
Proceeds from exercise of common stock options             380             56         497
Purchase of treasury stock                                (569)          (590)         --
Dividends paid                                          (4,109)        (3,697)     (3,137)
                                                       ----------------------------------
   Net cash used in financing activities                (4,298)        (4,231)     (2,640)
                                                       ----------------------------------

Net (Decrease) Increase in Cash and Cash Equivalents    (1,644)        (2,036)      1,821
Cash and Cash Equivalents at Beginning of Year          17,611         19,647      17,826
                                                       ----------------------------------
Cash and Cash Equivalents at End of Year               $15,967        $17,611     $19,647
=========================================================================================

Supplemental Disclosures of Cash Flow
   Information:
Cash paid during year for:
Income taxes                                            $3,997         $4,080      $3,358
=========================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

VERSA TECHNOLOGIES, INC.

YEARS ENDED MARCH 31, 1995, 1994 AND 1993

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany items and transactions have been eliminated in consolidation.

CASH EQUIVALENTS -- The Company considers all temporary investments purchased with maturities of three months or less to be cash equivalents.

INVENTORIES -- Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are carried at cost.

Depreciation is provided over the useful lives of plant and equipment using the straight-line method for financial reporting purposes. Accelerated methods are used for income tax purposes. Provision is made for deferred income tax applicable to the difference in depreciation charges.

INTANGIBLES -- Intangibles include $797,000 relating to pre-1970 acquisitions that are not being amortized. The balance is being amortized over 30 years. Intangibles are stated net of accumulated amortization of $201,000 at March 31, 1995 and $169,000 at March 31, 1994.

PENSION PLANS -- Pension expense recorded under the plans includes normal cost and amortization of past service cost in accordance with Financial Accounting Standards Statement No. 87 "Employers' Accounting for Pensions".

REVENUE RECOGNITION -- The Company recognizes revenue on the accrual basis of accounting, upon the shipment of products.

ACCOUNTING CHANGES -- During the quarter ended June 30, 1993 the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions" (See note 6) and No. 109 "Accounting for Income Taxes" (See note 7).

2.   INVENTORIES

Inventories at March 31 consisted of the following:

- ------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                           1995             1994
- ------------------------------------------------------------------------------------------------------
Raw Materials                                                                $ 5,053          $ 4,423
Work in Process                                                                2,991            2,805
Finished Goods                                                                 1,587            1,203
                                                                               -----            -----
FIFO Inventories (approximates current cost)                                   9,631            8,431
LIFO Reserve                                                                  (1,823)          (1,687)
                                                                               -----            -----
LIFO Inventories                                                             $ 7,808          $ 6,744
                                                                               =====            =====

3.       CAPITAL STOCK

The Company's Board of Directors has the authority to determine the relative rights and preferences of any series it may establish with respect to the 1,000,000, $.01 par value authorized preferred shares. No preferred stock is issued or outstanding.

On December 13, 1988, the Board of Directors adopted a common stock shareholder rights plan ("Rights") which entitles each shareholder of record on December 21, 1988 to purchase Series A Junior Participating Preferred Stock ("Preferred") upon the occurrence of certain events. The Rights will be exercisable the twentieth business day after a person or group acquires 20% of the Company's common stock, or makes an offer to acquire 30% or more of the Company's common stock. When exercisable, each right entitles the holder to purchase for $60 one one-hundredth of a share of Preferred for each share of common stock owned. Each share of Preferred will be entitled to a minimum preferential quarterly dividend of $5.00 per share, but not less than an aggregate dividend of 100 times the common stock dividend. Each share will have 100 votes, voting together with the common stock. In the event of any merger each share of Preferred will be entitled to receive 100 times the amount received per share of common stock. The Rights expire on December 21, 1998.

During February 1995, the Company adopted a program to repurchase up to 600,000 shares or 10% of its common stock. The shares will be held for issuance under the Company's various stock plans. As of March 31, 1995, 42,500 shares had been repurchased at a cost of $569,000.

4.       STOCK OPTIONS

Under the Company's 1982 Incentive Stock Option Plan no further options will be granted. However, options previously granted under this Plan will remain outstanding until they are exercised or canceled.

Under the 1992 Versa Technologies, Inc. Employee Incentive Stock Option Plan, options granted have an exercise price equal to 100% of the fair market value at the date of grant. Options granted become exercisable in 25% annual increments beginning one year from the date of grant and have a maximum term of ten years.

The Company grants non-qualified stock options to the Company's non-employee directors and secretary. Options granted have an exercise price equal to 100% of the fair market value at the date of grant. Options become exercisable in annual increments of 25% and expire the earlier of ten years from the date of grant (five years for grants made prior to fiscal 1995) or termination as an officer or director of the Company.

A combined summary of changes in options is as follows:

                                                          Shares
                                                 -------------------------             Price Range
                                                 Incentive    Non-Qualified             Per Share
                                                 ---------------------------------------------------
Outstanding at March 31, 1994                      217,294           25,500            $9.25 -$16.00
Issued                                             184,500           35,000            13.75 - 14.12
Exercised                                          (14,550)         (20,300)            9.25 - 12.88
Canceled                                           (17,400)            (100)           12.50 - 14.12
                                                   -------          -------
Outstanding at March 31, 1995                      369,844           40,100             9.25 - 16.00
                                                   =======          =======
Options exercisable
  at March 31, 1995                                137,094            5,100
                                                   =======          =======
Available for grant
  after March 31, 1995                              36,000
                                                   =======


5.       EMPLOYEE STOCK PURCHASE AND PAYROLL SAVINGS PLAN

Under the 1993 Employee Stock Purchase and Payroll Savings Plan, options for 23,540 shares of the Company's common stock were subscribed to in December 1993 at a price of $12.83 per share, which was 90% of the average of the high and low prices of the common stock on May 17, 1993. Payroll savings equal to the total option price will be accumulated over the period ending in December 1995. Interest at an annual rate of 3%, compounded quarterly, is credited to each participant's payroll savings account. Subject to certain restrictions, the Plan permits a participant to exercise his option to the extent of accumulated funds in his payroll savings account during January 1995 and January 1996, or upon termination of employment. Payroll savings and interest not applied to the purchase of shares by a participant will be paid in cash. A participant may withdraw from the Plan at any time.

During fiscal 1995, 482 shares were purchased under the Plan.

As of March 31, 1995, options for 14,982 shares were outstanding to 116 participants in the Plan.

6.       EMPLOYEE BENEFIT PLANS

The Company has four non-contributory, defined benefit pension plans covering approximately 90% of all employees. Three of the plans cover hourly production employees and provide benefits of stated amounts for specific periods of service. The other plan covers all salaried, administrative and clerical employees and provides benefits based on years of service and compensation.

The company makes actuarially determined contributions to a trust fund for these plans which represents the maximum allowable for deduction in determination of Federal taxable income.

Net pension costs for fiscals 1995, 1994, and 1993 for the defined benefit plans consist of the following:

- --------------------------------------------------------------------------------------------------------
 (Dollars in Thousands)                                         1995              1994             1993
- --------------------------------------------------------------------------------------------------------
 Service costs -- benefits earned during the period            $ 482             $ 529            $ 555
 Interest on projected benefit obligation                        660               643              584
 Return on plan assets                                          (451)             (394)            (605)
 Amortization and deferral of unrecognized amounts              (279)             (281)             (10)
                                                               -----             -----            -----
 Net Pension Cost                                              $ 412             $ 497            $ 524
                                                               =====             =====            =====

The defined benefit plans' funded status at March 31, 1995 and March 31, 1994 was as follows:

- --------------------------------------------------------------------------------------------------------
 (Dollars in Thousands)                                                  1995                       1994
- --------------------------------------------------------------------------------------------------------
 Actuarial present value of benefit obligations:
   Vested benefit obligation                                          $6,832                     $7,212
                                                                      ======                     ======
   Accumulated benefit obligation                                     $7,143                     $7,527
                                                                      ======                     ======
   Projected benefit obligation                                       $8,718                     $9,255
   Plan assets at fair value                                           9,193                      8,787
                                                                      ------                     ------
   Plan assets (more) less than projected benefits                      (475)                       468
   Unrecognized obligations                                              (80)                       (83)
   Unrecognized prior service cost                                       (30)                       (72)
   Unrecognized net gain                                               1,708                        734
                                                                      ------                     ------
       Accrued pension cost                                            1,123                      1,047
   Minimum liability adjustments                                          81                        157
                                                                      ------                     ------
       Pension liability                                              $1,204                     $1,204
                                                                      ======                     ======


The projected benefit obligations assume 8.25% and 7.5% actuarial discount rates respectively for the years ended March 31, 1995 and 1994 and (for the compensation based plan) 5% average annual salary increases. The expected long term rate of return on plan assets is 8%.

In place of participation in any of the above defined benefit pension plans for tool makers employed at one of the Company's manufacturing facilities, the Company makes cash contributions to a labor management (union) multi-employer pension fund based on hours worked, in accordance with a negotiated labor contract.

The Company also has an unfunded supplemental pension agreement with a key executive officer. Actuarially computed provisions for this agreement were $48,000, $67,000 and $44,000 in fiscal 1995, 1994 and 1993, respectively.

The Company adopted Statement of Financial Accounting Standard (SFAS) No. 106 "Employer Accounting for Postretirement Benefits Other Than Pensions," effective April 1, 1993. SFAS No. 106 requires the Company to recognize postretirement benefits, including health and welfare benefits, on an accrual basis. The Company provides pre-Medicare-eligibility health insurance and minimal life insurance benefits to a limited group of retired employees who attain specified age and years of service requirements. The Company elected to recognize the cumulative effect of this obligation on the immediate recognition method. The cumulative effect as of April 1, 1993 of adopting SFAS No. 106 was an increase in accrued postretirement benefits of $406,000 and a decrease in net earnings of $225,000 or $.04 per share, which was recorded during the first quarter ended June 30, 1993.

The periodic expense for postretirement benefits for the years ended March 31, 1995 and 1994 included the following components:

- -----------------------------------------------------------------------------------------
(Dollars in Thousands)                                                  1995         1994
- -----------------------------------------------------------------------------------------
         Service cost for benefits earned during the year               $ 19         $ 30
         Interest cost on accumulated benefit obligation                  17           32
         Amortization of prior service cost                              (13)          --
                                                                        ----         ----
            Total expense                                               $ 23         $ 62
                                                                        ====         ====

The status of the Company's postretirement benefit plans at March 31, 1995 and 1994 was as follows:

- -----------------------------------------------------------------------------------------
(Dollars in Thousands)                                                  1995         1994
- -----------------------------------------------------------------------------------------
         Accumulated postretirement benefit obligation:
                 Retirees                                               $ 35         $ 28
                 Fully eligible active plan participants                   1            8
                 Other active plan participants                          209          244
                                                                        ----         ----
                                                                         245          280
         Unrecognized prior service cost                                 195          192
         Unrecognized net gain (loss)                                     32           (7)
                                                                        ----         ----
         Total                                                          $472         $465
                                                                        ====         ====

The discount rates used in determining the accumulated postretirement benefit obligation were 8.25% and 7.5% at March 31, 1995 and 1994, respectively. The annual health care cost trend rates used varied by plan, with highs of 12% in 1995 and 13% in 1994, gradually declining to 5.25% over an eight-year period. The effect of increasing the health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at March 31, 1995 by $31,000 and the periodic postretirement benefit expense for the year by $5,000.

7.       INCOME TAXES

The Company adopted Statement of Financial Accounting Standard (SFAS) No. 109 "Accounting for Income Taxes," effective April 1, 1993. SFAS No. 109 requires the use of the liability method of accounting for deferred income taxes. The cumulative effect as of April 1, 1993 of adopting SFAS No. 109 was to increase net earnings by $364,000 or $.06 per share, which was recorded during the first quarter ended June 30, 1993.

Income tax expense is made up of the following components:

- --------------------------------------------------------------------------------------------------------
 (Dollars in Thousands)                                   1995                 1994                 1993
- --------------------------------------------------------------------------------------------------------
 Current:
          Federal                                      $ 3,364              $ 3,313              $ 2,749
          State                                            720                  796                  504
                                                       -------              -------              -------
                                                         4,084                4,109                3,253
                                                       -------              -------              -------

 Deferred:
          Federal                                         (104)                (422)                (138)
          State                                            (15)                (107)                 (25)
                                                       -------              -------              -------
                                                          (119)                (529)                (163)
                                                       -------              -------              -------
                                                       $ 3,965              $ 3,580              $ 3,090
                                                       =======              =======              =======

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset as of March 31, 1995 and 1994 were as follows:

- --------------------------------------------------------------------------------
(Dollars in Thousands)                                    1995              1994
- --------------------------------------------------------------------------------
Deferred tax assets:
         Vacation pay reserve                           $  255            $  234
         Pension accrual                                   660               634
         Inventory related                                 230               227
         Postretirement benefits                           177               172
         Health insurance reserve                          174               137
         Other                                             452               268
                                                        ------            ------
                                                         1,948             1,672
                                                        ------            ------
Deferred tax liabilities:
         Tax over book depreciation                      1,510             1,347
         Other                                              36                42
                                                        ------            ------
                                                         1,546             1,389
                                                        ------            ------
Net deferred tax asset                                  $  402            $  283
                                                        ======            ======

Total income tax expense differs from the amounts computed by applying the Federal income tax rate to earnings before income taxes for the following reasons:

- -------------------------------------------------------------------------------------------------
                                                          1995             1994             1993
- -------------------------------------------------------------------------------------------------
 Statutory Federal rate                                   34.0%            34.0%            34.0%
 State income taxes, net of
  Federal income tax benefit                               4.3              4.7              3.7
 Foreign Sales Corporation
  (FSC) earnings                                          (0.3)            (0.4)            (0.4)
 Federal tax-exempt bond interest                         (1.7)            (1.7)            (1.7)
 Other                                                     0.5              0.8              0.7
                                                          ----             ----             ----
                                                          36.8%            37.4%            36.3%
                                                          ====             ====             ====


8.       ACCRUED EXPENSES

Accrued expenses consisted of the following:

- -------------------------------------------------------------------------------------------------------------
 (Dollars in Thousands)                                                         1995                     1994
- -------------------------------------------------------------------------------------------------------------
 Wages & Commissions                                                          $  797                   $  554
 Vacations                                                                       768                      770
 Taxes, other than income taxes                                                  294                      283
 Employee benefits                                                               715                      665
 Other accruals                                                                  827                      484
                                                                              ------                   ------
    Totals                                                                    $3,401                   $2,756
                                                                              ======                   ======


9.       EARNINGS PER SHARE CALCULATION

Weighted average shares outstanding exclude common stock equivalents because their dilutive effect is not significant.

10.      INDUSTRY SEGMENT INFORMATION

The Company is composed of three operating segments. The Custom Components Group manufactures and sells molded and extruded silicone rubber components and plastic and thermoplastic components, primarily to the industrial market. Medical manufactures and sells molded and extruded silicone rubber components to the medical device, food processing and drug industries. The Fluid Power Group manufactures and sells fluid power components primarily to other manufacturers and fluid power leveling devices for use primarily by the transportation industry.

Selected segment information is as follows:

- -----------------------------------------------------------------------------------------------------------
                  (Dollars in Thousands)                                1995           1994            1993
- -----------------------------------------------------------------------------------------------------------
   Net Sales:

     Custom components                                               $27,136        $27,457         $24,098
     Medical                                                          11,928         10,369          10,830
     Fluid power                                                      29,055         24,849          19,272
         Intersegment*                                                (1,154)          (838)         (1,352)
                                                                     -------        -------         -------
     Sales to unaffiliated customers                                 $66,965        $61,837         $52,848
                                                                     =======        =======         =======

   Operating Income:

     Custom components                                                $2,390         $2,862          $2,688

     Medical                                                           2,585          2,004           2,800

     Fluid power                                                       5,874          4,658           2,992

     Unallocated Corp. expenses & consolidating adj. -- net             (857)          (698)           (760)
                                                                     -------        -------         -------

         Total operating income                                        9,992          8,826           7,720

   Other income -- net                                                   779            750             787
                                                                     -------        -------         -------
   Income before income taxes                                        $10,771         $9,576          $8,507
                                                                     =======        =======         =======

   Identifiable Assets:

     Custom components                                               $19,735        $17,985         $14,338

     Medical                                                           6,028          5,904           4,851

     Fluid power                                                      11,651         10,311           9,168

     Corporate                                                        19,366         19,369          21,382
                                                                     -------        -------         -------
                                                                     $56,780        $53,569         $49,739
                                                                     =======        =======         =======

   Depreciation & Amortization:

     Custom components                                                $1,629         $1,532          $1,411

     Medical                                                             641            616             548

     Fluid power                                                         550            565             552

     Corporate                                                           136            129             133
                                                                     -------        -------         -------
                                                                      $2,956         $2,842          $2,644
                                                                     =======        =======         =======

   Capital Expenditures:

     Custom components                                                $3,881         $3,483          $1,728

     Medical                                                             710          1,365             713

     Fluid power                                                       1,113            496             196

     Corporate                                                           366            165             104
                                                                     -------        -------         -------
                                                                      $6,070         $5,509          $2,741
                                                                     =======        =======         =======


* Intersegment sales originate primarily from the Fluid Power segment and are priced on a negotiated basis not in excess of competitive market value.

Corporate assets consist primarily of cash and cash equivalents, and headquarters property and equipment.

The Company has no foreign operations and export sales were not significant.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Company is responsible for the objectivity of the accompanying consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles. The financial statements of necessity include the Company's estimates and judgements relating to matters not concluded by year-end. Financial information contained elsewhere in the Annual Report is consistent with that included in the financial statements.

The Company maintains a system of internal accounting controls that includes careful selection and development of employees, division of duties and established accounting and operating policies and procedures. Although there are inherent limitations to the effectiveness of any system of accounting controls, the Company believes that its system provides reasonable, but not absolute, assurance that its assets are safeguarded from unauthorized use for disposition and that its accounting records are sufficiently reliable to permit the preparation of financial statements that conform in all material respects with generally accepted accounting principles. Deloitte & Touche LLP, independent auditors, are engaged to render an independent opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their report appears below. Their examination was made in accordance with generally accepted auditing standards and included a review of the system of internal accounting controls to the extent they considered necessary to determine the audit procedures required to support their opinion.

The Audit Committee of the Board of Directors is composed solely of directors who are not employees of the Company. The Committee meets periodically and privately with the independent auditors, and with the chief financial officer of the Company to review matters relating to the quality of the financial reporting of the Company, the internal accounting controls and the scope and results of audit examinations. The Committee also reviews compliance with the Company's statement of policy as to the conduct of its business, including proper accounting and dealing with auditors. In addition, it is responsible for recommending the appointment of the Company's independent auditors, subject to shareholder ratification.

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS AND SHAREHOLDERS
VERSA TECHNOLOGIES, INC.
RACINE, WISCONSIN


We have audited the consolidated balance sheets of Versa Technologies, Inc. and subsidiaries as of March 31, 1995 and 1994 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Versa Technologies, Inc. and subsidiaries as of March 31, 1995 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 1, 6 and 7 to the consolidated financial statements, the Company changed its methods of accounting for postretirement benefits other than pensions and accounting for income taxes effective April 1, 1993, to conform with Statement of Financial Accounting Standards No. 106 and No. 109, respectively.


DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
May 16, 1995

QUARTERLY FINANCIAL DATA (UNAUDITED)

VERSA TECHNOLOGIES, INC.

                                                                       Net         Earnings
Quarterly Results                     Net Sales    Gross Profit     Earnings      Per Share
- ----------------------------------------------------------------------------------------------
Fiscal Year Ended March 31, 1995
First Quarter                             $16,783         $5,298         $1,557          $0.26
Second Quarter                             16,481          5,440          1,739          $0.29
Third Quarter                              16,154          5,153          1,582          $0.26
Fourth Quarter                             17,547          5,894          1,928          $0.32
- ----------------------------------------------------------------------------------------------
                                          $66,965        $21,785         $6,806          $1.13
==============================================================================================

Fiscal Year Ended March 31, 1994
First Quarter                             $14,614         $4,583         $1,330          $0.22
Second Quarter                             16,025          5,097          1,645          $0.27
Third Quarter                              15,051          4,761          1,332          $0.22
Fourth Quarter                             16,147          5,323          1,798          $0.30
- ----------------------------------------------------------------------------------------------
                                          $61,837        $19,764         $6,105          $1.01
==============================================================================================

PER SHARE COMMON STOCK DATA


              Year Ended March 31, 1995               Year Ended March 31, 1994
                   Market Price (a)       Dividends       Market Price (a)         Dividends
              -------------------------               -------------------------
Fiscal
Quarter       High     Low     Close                  High     Low      Close
- -------------------------------------------------------------------------------------------------
1st          15-1/4  12-1/4    12-3/8     .08        14-1/4   13-1/4     14          .07
2nd            15    12-1/4    14-5/8     .42(c)       16     13-1/4   14-3/4        .38(b)
3rd            15    12-3/4    13-3/4     .09        15-3/4   13-3/4   13-3/4        .08
4th          15-1/4  11-1/2    13-3/4     .09          15     13-3/4     15          .08

(a) NASD's reporting of Versa Technologies Common Stock on their National Market System (NASDAQ/NMS). Prices represent the daily closing price and do not include retail markup, markdown or commission.

(b) Includes special cash dividend of $.30 per share.

(c) Includes special cash dividend of $.33 per share.