Form 10-K405, Exhibit 13
period 1996-03-31
VERSA TECHNOLOGIES INC
filed 1996-06-19
CIK 320357

CONSOLIDATED STATEMENTS OF EARNINGS

Versa Technologies, Inc.

(Amounts in Thousands, except per share amounts)
- ---------------------------------------------------------------------------------------------------
Years Ended March 31                                              1996          1995           1994
- ---------------------------------------------------------------------------------------------------
Net Sales                                                     $70,699        $66,965        $61,837
Cost of Sales                                                  51,190         45,180         42,073
                                                              -------        -------        -------
Gross Profit                                                   19,509         21,785         19,764
Selling and Administrative Expenses                            11,300         11,793         10,938
                                                              -------        -------        -------
Operating Income                                                8,209          9,992          8,826
                                                              -------        -------        -------
Other Income (Deductions):
Interest expense                                                  (35)            (9)            (3)
Interest income                                                   848            753            683
Miscellaneous, net                                                117             35             70
                                                              -------        -------        -------
                                                                  930            779            750
                                                              -------        -------        -------
Earnings Before Income Taxes and Cumulative
   Effect of Accounting Changes                                 9,139         10,771          9,576
Income Taxes                                                    3,240          3,965          3,580
                                                              -------        -------        -------
Earnings Before Cumulative Effect of Accounting Changes       $ 5,899        $ 6,806        $ 5,996
Cumulative Effect of Changes in Accounting for:
Postretirement benefits other than pensions
  (net of income tax benefit of $151)                              --             --           (255)
Income Taxes                                                       --             --            364
                                                              -------        -------        -------
Net Earnings                                                  $ 5,899        $ 6,806        $ 6,105
                                                              =======        =======        =======
Earnings per share before cumulative effect of
     accounting changes                                       $  0.99        $  1.13        $  0.99
Cumulative effect per share of accounting changes:
     Postretirement benefits other than pensions                   --             --          (0.04)
     Income taxes                                                  --             --           0.06
                                                              -------        -------        -------
Net earnings per weighted average common shares
     outstanding                                              $  0.99        $  1.13        $  1.01
                                                              =======        =======        =======
Weighted average common shares outstanding                      5,970          6,039          6,056


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Versa Technologies, Inc.

(Amounts in Thousands, except share and per share amounts)
- ------------------------------------------------------------------------------------------------------------
March 31                                                                                  1996         1995
- ------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                                                              $14,746       $15,967
Receivables, less allowance of $207  in 1996, and
     $162 in 1995                                                                       11,410         9,404
Inventories                                                                              7,743         7,808
Other current assets                                                                     1,183         1,733
                                                                                       -------       -------
Total current assets                                                                    35,082        34,912
                                                                                       -------       -------

Property, Plant, and Equipment - at cost:
Land                                                                                       591           591
Buildings                                                                                9,196         8,639
Machinery and equipment                                                                 36,286        33,946
                                                                                       -------       -------
                                                                                        46,073        43,176
Less accumulated depreciation                                                           25,556        23,231
                                                                                       -------       -------
                                                                                        20,517        19,945

Intangibles                                                                              1,530         1,562
Other Non-Current Assets                                                                   309           361
                                                                                       -------       -------
                                                                                       $57,438       $56,780
                                                                                       =======       =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable                                                                       $ 3,691       $ 1,750
Accrued expenses                                                                         3,391         3,401
Income taxes                                                                                87           495
Employee stock savings plan and payroll savings plan                                                     119
                                                                                       -------       -------
Total current liabilities                                                                7,169         5,765
                                                                                       -------       -------

Deferred Income Taxes                                                                      820           485

Deferred Pension, Deferred Compensation and
     Postretirement Benefit Expense                                                      2,465         2,462

Shareholders' Equity:
Preferred Shares -- authorized 1,000,000, $.01 par value;
     none issued                                                                           --             --
Common Shares -- authorized, 10,000,000, $.01 par value;
     issued 6,063,200 in 1996 and  1995                                                     61            61
Additional paid-in capital                                                              18,681        18,710
Retained earnings                                                                       31,471        29,997
                                                                                       -------       -------
                                                                                        50,213        48,768
Less treasury stock, at cost - 234,036 shares in 1996 and 51,378 in 1995                 3,229           700
                                                                                       -------       -------
Total shareholders' equity                                                              46,984        48,068
                                                                                       -------       -------
                                                                                       $57,438       $56,780
                                                                                       =======       =======

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Versa Technologies, Inc.

(Amounts in Thousands, except share and per share amounts)
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                            Additional                                       Total
Years Ended March 31, 1996, 1995, and 1994        Common Stock                 paid in     Retained      Treasury     Shareholders'
                                                     Shares      Amount        capital     earnings         stock           Equity
- ---------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1993                             6,059      $    61      $  18,733   $  24,892       $             $  43,686
$43
Exercise of stock options                                 4           --             53          --             --             53
Tax benefit from exercise of stock options               --           --              3          --             --              3
Purchase of treasury stock -- 40,000 shares              --           --             --          --           (590)          (590)
Net earnings                                             --           --             --       6,105             --          6,105
Cash dividends declared -- $.61 per share*               --           --             --      (3,697)            --         (3,697)

                                                    -------      -------      ---------   ---------       --------      ---------
Balance at March 31, 1994                             6,063           61         18,789      27,300           (590)        45,560
Exercise of stock options - 31,122 treasury shares
  were reissued                                          --           --           (108)         --            459            351
Tax benefit from exercise of stock options               --           --             29          --             --             29
Purchase of treasury stock -- 42,500 shares              --           --             --          --           (569)          (569)
Net earnings                                             --           --             --       6,806             --          6,806
Cash dividends declared -- $.68 per share**              --           --             --      (4,109)            --         (4,109)

                                                    -------      -------      ---------   ---------       --------      ---------
Balance at March 31, 1995                             6,063           61         18,710      29,997           (700)       (48,068)
Exercise of stock options - 34,542 treasury shares
  were reissued                                          --           --            (52)         --            472            420
Tax benefit from exercise of stock options               --           --              2         --              --             23
Purchase of treasury stock -- 217,200 shares             --           --             --          --         (3,001)        (3,001)
Net earnings                                             --           --             --       5,899             --          5,899
Cash dividends declared -- $.74 per share***             --           --             --      (4,425)            --         (4,425)

                                                    -------      -------      ---------   ---------       --------      ---------
Balance at March 31, 1996                             6,063      $    61      $  18,681   $  31,471       $ (3,229)     $  46,984
                                                    =======      =======      =========   =========       ========      =========

* Includes special  cash dividend of $.30 per share.
** Includes special  cash dividend of $.33 per share.
*** Includes special  cash dividend of $.35 per share.
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASHFLOWS

Versa Technologies, Inc.

(Amounts in Thousands)
- ------------------------------------------------------------------------------------------------------
Years Ended March 31                                                  1996         1995          1994
- ------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net earnings                                                      $ 5,899       $ 6,806       $ 6,105
Adjustments to reconcile to net cash
   provided by operating activities:
Cumulative effect of accounting changes                                --            --          (109)
Depreciation and amortization                                       3,234         2,956         2,842
Provision for losses on receivables                                    45            52           107
(Gain)loss on disposition of plant and equipment                      (18)           15           (12)
Increase in receivables                                            (2,051)         (221)       (1,403)
Decrease(increase) in inventories                                      65        (1,064)       (1,097)
Decrease(increase) in other current assets                            550          (576)          (69)
Increase(decrease) in accounts payable                              1,941          (483)          671
(Decrease)increase in accrued expenses                                (10)          645           690
(Decrease)increase in income taxes payable                           (408)           59            26
(Decrease)increase in employee stock purchase
   and payroll savings plan                                          (119)           83            36
Increase in deferred pension, postretirement
   benefits and compensation expense                                    3           369           275
Increase(decrease) in deferred income taxes                           335            30          (529)
                                                                  -------       -------       -------
   Net cash provided by operating activities                        9,466         8,671         7,533
                                                                  -------       -------       -------

Cash Flows from Investing Activities:
Proceeds from disposition of plant and equipment                       80            37           157
Capital expenditures                                               (3,836)       (6,070)       (5,509)
Other                                                                  52            16            14
                                                                  -------       -------       -------
   Net cash used in investing activities                           (3,704)       (6,017)       (5,338)
                                                                  -------       -------       -------

Cash Flows from Financing Activities:
Proceeds from exercise of common stock options                        443           380            56
Purchase of treasury stock                                         (3,001)         (569)         (590)
Dividends paid                                                     (4,425)       (4,109)       (3,697)
                                                                  -------       -------       -------
   Net cash used in financing activities                           (6,983)       (4,298)       (4,231)
                                                                  -------       -------       -------

Net Decrease in Cash and Cash Equivalents                          (1,221)       (1,644)       (2,036)
Cash and Cash Equivalents at Beginning of Year                     15,967        17,611        19,647
                                                                  -------       -------       -------
Cash and Cash Equivalents at End of Year                          $14,746       $15,967       $17,611
                                                                  =======       =======       =======
Supplemental Disclosures of Cash Flow
   Information:
Cash paid during year for income taxes                            $ 3,244       $ 3,997       $ 4,080


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Versa Technologies, Inc.

Years ended March 31, 1996, 1995 and 1994

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany items and transactions have been eliminated in consolidation.

Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents -- The Company considers all temporary investments purchased with maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments -- The Company believes the carrying amount of its financial instruments (cash and cash equivalents, accounts receivable and accounts payable) is a reasonable estimate of the fair value of these instruments.

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

Intangibles -- Intangibles include $797,000 relating to pre-1970 acquisitions that are not being amortized. The balance is being amortized over 30 years. Intangibles are stated net of accumulated amortization of $233,000 at March 31, 1996 and $201,000 at March 31, 1995.

Pension Plans -- Pension expense recorded under the plans includes normal cost and amortization of past service cost in accordance with Financial Accounting Standards Statement No. 87 "Employers' Accounting for Pensions".

Revenue Recognition -- The Company recognizes revenue on the accrual basis of accounting, upon the shipment of products.

Accounting Pronouncements -- Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" and FAS No. 123, "Accounting for Stock-based Compensation" were issued in 1995. The statements are not expected to have a material impact on the Company. The Company intends to continue to account for stock-based compensation under Accounting Principles Board Opinion No. 25 as allowed by FAS No. 123.

Accounting Changes -- During the quarter ended June 30, 1993 the Company adopted FAS No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions" (See note 6) and No. 109 "Accounting for Income Taxes" (See note
7).

2.   INVENTORIES
Inventories at March 31 consisted of the following:

(Amounts in Thousands)                          1996      1995
- ---------------------                           -----     -----
Raw Materials                                 $ 5,348   $ 5,053
Work in Process                                 2,965     2,991
Finished Goods                                  1,399     1,587
                                              -------   -------
FIFO Inventories (approximates current cost)    9,712     9,631
LIFO Reserve                                   (1,969)   (1,823)
                                              -------   -------
LIFO Inventories                              $ 7,743   $ 7,808
                                              =======   =======


3.      CAPITAL STOCK

The Company's Board of Directors has the authority to determine the relative rights and preferences of any series it may establish with respect to the 1,000,000 shares of $.01 par value authorized preferred shares. No preferred stock is issued or outstanding.

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

During February 1995, the Company adopted a program to repurchase up to 600,000 shares or 10% of its common stock. On May 17, 1996, the Company expanded the program by 300,000 shares. The shares will be held for issuance under the Company's various stock plans. As of March 31, 1996, 259,700 shares had been repurchased at a cost of $3,570,000.

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

A combined summary of changes in options is as follows:

                                                           Shares
                                                     -------------------
                                                                             Price Range
                                                  Incentive  Non-Qualified    Per Share
                                                  ---------  -------------  --------------
Outstanding at March 31, 1995                      369,844         40,100   $9.25 - $16.00

Issued                                              17,500            -0-   13.50 - 14.00

Exercised                                          (23,450)           -0-    9.25 - 12.88

Canceled                                           (48,000)        (5,000)  12.88 - 14.12
                                                  --------        -------

Outstanding at March 31, 1996                      315,894         35,100    9.25 - 16.00
                                                  ========        =======

Options exercisable
 at March 31, 1996                                 153,889         12,600
                                                  ========        =======

Available for grant
 after March 31, 1996                               66,500
                                                  ========



5.    EMPLOYEE STOCK PURCHASE AND PAYROLL SAVINGS PLAN

Under the 1993 Employee Stock Purchase and Payroll Savings Plan, 11,092 shares of the Company's common stock at $12.83 per share were issued to employees in
the fiscal year ended March 31, 1996.   The Plan terminated in January 1996.

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

Net pension costs for fiscals 1996, 1995, and 1994 for the defined benefit plans consist of the following:


(Amounts in Thousands)                               1996    1995    1994
- ----------------------                             ------   -----   -----
Service costs - benefits earned during the period  $  414   $ 482   $ 529
Interest on projected benefit obligation              710     660     643
Return on plan assets                              (1,491)   (451)   (394)
Amortization and deferral of unrecognized amounts     685    (279)   (281)
                                                   ------   -----   -----
Net Pension Cost                                   $  318   $ 412   $ 497
                                                   ======   =====   =====

The defined benefit plans' funded status at March 31, 1996 and March 31, 1995 was as follows:


(Amounts in Thousands)                              1996     1995
- ----------------------                           -------   ------
Actuarial present value of benefit obligations:
Vested benefit obligation                        $ 7,312   $6,832
                                                 =======   ======
Accumulated benefit obligation                   $ 8,450   $7,143
                                                 =======   ======
Projected benefit obligation                     $10,279   $8,718
Plan assets at fair value                         10,592    9,193
                                                 -------   ------
Plan assets more than projected benefits            (312)    (475)
Unrecognized obligations                           1,459      (80)
Unrecognized prior service cost                      (27)     (30)
Unrecognized net gain                                (78)   1,708
                                                 -------   ------
Accrued pension cost                               1,041    1,123
Minimum liability adjustments                         --       81
                                                 -------   ------
Pension liability                                $ 1,042   $1,204
                                                 =======   ======

The projected benefit obligations assume 7.75% and 8.25% actuarial discount rates respectively for the years ended March 31, 1996 and 1995 and (for the compensation based plan) 5% average annual salary increases. The expected long term rate of return on plan assets was 8.5% and 8% respectively at March 31, 1996 and 1995.

In place of participation in any of the above defined benefit pension plans for tool makers employed at one of the Company's manufacturing facilities, the Company makes cash contributions to a labor management (union) multi-employer pension fund based on hours worked, in accordance with a negotiated labor contract.

The Company also has an unfunded supplemental pension agreement with a key executive officer. Actuarially computed provisions for this agreement were $48,000, $48,000 and $67,000 in fiscal 1996, 1995 and 1994, respectively.

The Company adopted Statement of Financial Accounting Standard (FAS) No. 106 "Employer Accounting for Postretirement Benefits Other Than Pensions," effective April 1, 1993. FAS No. 106 requires the Company to recognize postretirement benefits, including health and welfare benefits, on an accrual basis. The Company elected to recognize the cumulative effect of this obligation on the immediate recognition method. The cumulative effect as of April 1, 1993 of adopting SFAS No. 106 was an increase in accrued postretirement benefits of $406,000 and a decrease in net earnings of $225,000 or $.04 per share, which was recorded during the first quarter ended June 30, 1993.

The Company provides limited pre-Medicare-eligibility health insurance and minimal life insurance benefits to a small group of retired employees who attain specified age and years of service requirements. The periodic expense for postretirement benefits was $27,000 and $23,000 for the years ended March 31, 1996 and 1995, respectively. The Company's policy is to fully accrued for its postretirement benefits, this accrual was $499,000 and $472,000 at March 31, 1996 and 1995, respectively.

7.    INCOME TAXES

The Company adopted Statement of Financial Accounting Standard (FAS) No. 109 "Accounting for Income Taxes," effective April 1, 1993. FAS No. 109 requires the use of the liability method of accounting for deferred income taxes. The cumulative effect as of April 1, 1993 of adopting FAS No. 109 was to increase net earnings by $364,000 or $ .06 per share, which was recorded during the first quarter ended June 30, 1993.

Income tax expense is made up of the following components:


(Amounts in Thousands)     1996    1995     1994
- ----------------------  -------  ------   ------
Current:
 Federal                 $2,234  $3,364   $3,313
 State                      604     720      796
                        -------  ------   ------
                          2,838   4,084    4,109
                        -------  ------   ------
Deferred:
 Federal                    322    (104)    (422)
 State                       80     (15)    (107)
                        -------  ------   ------
                            402    (119)    (529)
                        -------  ------   ------
                         $3,240  $3,965   $3,580
                        =======  ======   ======

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset as of March 31, 1996 and 1995 were as follows:




(Amounts in Thousands)              1996   1995


Deferred tax assets:
      Vacation pay reserve         $ 250  $ 255
      Pension accrual                610    660
      Inventory related              217    230
      Postretirement benefits        185    177
      Health insurance reserve       161    174
      Other                          475    452
                                  ------  -----
                                   1,898  1,948
                                  ------  -----
Deferred tax liabilities:
      Tax over book depreciation   1,848  1,510
      Other                           50     36
                                  ------  -----

                                   1,898  1,546
                                  ------  -----
Net deferred tax asset             $ -0-  $ 402
                                  ======  =====


Total income tax expense differs from the amounts computed by applying the Federal income tax rate to earnings before income taxes for the following reasons:

                                       1996        1995        1994
                                       -----       -----       -----
Statutory Federal rate                 34.0%       34.0%        34.0%
State income taxes, net of
Federal income tax benefit              4.9         4.3          4.7
Foreign Sales Corporation
(FSC) earnings                         (0.3)       (0.3)        (0.4)
Federal tax-exempt bond interest       (2.2)       (1.7)        (1.7)
Research & development credit          (1.3)
Other                                   0.4         0.5          0.8
                                       -----       -----       -----
                                       35.5%       36.8%        37.4%
                                       =====       =====       =====

8. ACCRUED EXPENSES


Accrued expenses consisted of the following:


(Amounts in Thousands)                   1996           1995
- ----------------------               --------       --------
Wages & commissions                    $  800         $  797
Vacations                                 818            768
Taxes, other than income taxes            277            294
Employee benefits                         717            715
Other accruals                            779            827
                                     --------       --------
Totals                                 $3,391         $3,401
                                     ========       ========

9.    EARNINGS PER SHARE CALCULATION

Weighted average shares outstanding exclude common stock equivalents because their dilutive effect is not significant.

10.   SIGNIFICANT CUSTOMERS

One customer accounted for approximately 14% and 9.6% of consolidated revenues during fiscal 1996 and 1995, respectively.

11.   INDUSTRY SEGMENT INFORMATION

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

Selected segment information is as follows:

(Amounts in Thousands)                                     1996      1995      1994
- ---------------------                                    -------    ------    ------
Net Sales:
 Custom components                                       $20,441   $27,136   $27,457
 Medical                                                  15,022    11,928    10,369
 Fluid power                                              36,186    29,055    24,849
  Intersegment*                                             (950)   (1,154)     (838)
                                                         -------   -------   -------
 Sales to unaffiliated customers                         $70,699   $66,965   $61,837
                                                         =======   =======   =======
Operating Income:
 Custom components                                       $(1,771)  $ 2,390   $ 2,862
 Medical                                                   3,132     2,585     2,004
 Fluid power                                               7,620     5,874     4,658
 Unallocated Corp. expenses & consolidating adj. -- net     (772)     (857)     (698)
                                                         -------   -------   -------
  Total operating income                                   8,209     9,992     8,826
Other income--net                                            930       779       750
                                                         -------   -------   -------
Income before income taxes                               $ 9,139   $10,771   $ 9,576
                                                         =======   =======   =======
Identifiable Assets:
 Custom components                                       $17,850   $19,735   $17,985
 Medical                                                   6,731     6,028     5,904
 Fluid power                                              14,790    11,651    10,311
 Corporate                                                18,067    19,366    19,369
                                                         -------   -------   -------
                                                         $57,438   $56,780   $53,569
                                                         =======   =======   =======
Depreciation & Amortization:
 Custom components                                       $ 1,785   $ 1,629   $ 1,532
 Medical                                                     711       641       616
 Fluid power                                                 595       550       565
 Corporate                                                   143       136       129
                                                         -------   -------   -------
                                                         $ 3,234   $ 2,956   $ 2,842
                                                         =======   =======   =======
Capital Expenditures:
 Custom components                                       $ 1,735   $ 3,881   $ 3,483
 Medical                                                   1,031       710     1,365
 Fluid power                                                 901     1,113       496
 Corporate                                                   169       366       165
                                                         -------   -------   -------
                                                         $ 3,836   $ 6,070   $ 5,509
                                                         =======   =======   =======

* Intersegment sales are priced on a negotiated basis not in excess of competitive market value.

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

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS AND SHAREHOLDERS
VERSA TECHNOLOGIES, INC.
RACINE, WISCONSIN


We have audited the consolidated balance sheets of Versa Technologies, Inc. and subsidiaries as of March 31, 1996 and 1995 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Versa Technologies, Inc. and subsidiaries as of March 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Notes 1, 6 and 7 to the consolidated financial statements, the Company changed its methods of accounting for postretirement benefits other than pensions and accounting for income taxes effective April 1, 1993, to conform with Statement of Financial Accounting Standards No. 106 and No. 109, respectively.


DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
May 17, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS  OF OPERATIONS AND FINANCIAL CONDITION

VERSA TECHNOLOGIES, INC.


RESULTS OF OPERATIONS                      YEAR ENDED MARCH 31                 PERCENTAGE OF NET SALES
(Amounts in Thousands)                    1996     1995     1994                1996     1995      1994
- ----------------------                 -------  -------  -------            --------  -------   -------
Net Sales                              $70,699  $66,965  $61,837              100.0%    100.0%    100.0%
Gross Profit                            19,509   21,785   19,764               27.6%     32.5%     32.0%
Selling and Administrative              11,300   11,793   10,938               16.0%     17.6%     17.7%
Operating Income                         8,209    9,992    8,826               11.6%     14.9%     14.3%
Other Income                               930      779      750                1.3%      1.2%      1.2%
Earnings Before Taxes                    9,139   10,771    9,576               12.9%     16.1%     15.5%
Income Taxes                             3,240    3,965    3,580                4.6%      5.9%      5.8%
Net Earnings                            $5,899  $ 6,806  $ 6,105(1)             8.3%     10.2%      9.9%

(1) Includes the cumulative effect of accounting changes, which increased net earnings by $109,000.

The above table sets forth, for the fiscal years indicated, the results of operations of the Company along with the relative percentages of sales in those items from year to year.

NET SALES
Sales for fiscal 1996 increased $3.7 million, or 5.6% over 1995, to $70.7 million. Our Fluid Power Group, specifically our Power Gear Division, was the largest contributor to the increase. Fluid Power's sales increased $7.1 million or 25% over the prior year. The introduction of Power Gear's slide-out system for recreational vehicles during the first quarter was the primary factor fueling the growth. The slide-out product was well received with demand growing throughout the year. Total sales of slide-outs and leveling systems to the recreational vehicle market now account for approximately 20% of consolidated sales. Medical's sales increased $3.1 million, or 26%. The growth was split evenly between Medical's core business and products for the consumer market. The Custom Components Group experienced a sales decrease of $6.7 million or 25%. Volume decreased primarily due to three factors: first, automotive related business was down $3.7 million; second, a project for the business machine market which ended during the third quarter of fiscal 1995 had shipments of $1.3 million last year; and third, sales for our thermoplastics division were down $450,000. The decline in automotive volume was due to the loss of several end-of-life projects.

Sales for fiscal 1995 increased $5.1 million, or 8% over 1994, to $67.0 million. Our Fluid Power Group was the largest contributor to the increase. Fluid Power's sales increased $4.2 million or 17% over the prior year. Shipments of the Power Gear leveling systems for the upper end recreational vehicle market fueled the growth. Medical's sales increased $1.6 million, or 15%. These results were due to the stabilization of Medical's core business and an increase in shipment of products for the consumer market. Sales for the Custom Components Group were down slightly. Increased sales to the automotive market were offset by the loss of a significant project for the office equipment market. The end-of-life project was lost during the second half of the year. Sales for the project were approximately $1.3 million during fiscal 1995.

GROSS PROFIT
Gross profit for fiscal 1996 decreased by $2.3 million, or 10%. Gross profit as a percentage of sales decreased from 32.5% to 27.6%. The Fluid Power Group's gross profits were up $2.0 million, or 19%. While gross profit dollars increased , gross margin as a percentage of sales is down slightly, primarily due to a shift in product mix to more Power Gear systems. Gross margins at Power Gear have historically been below those of Milwaukee Cylinder. Volume at Power Gear has been growing more rapidly than at Milwaukee Cylinder. Power Gear now accounts for approximately 55% of the Fluid Power Group's total sales. Medical, on the strength of higher volume had an increase in gross profit for fiscal 1996 of $250,000, or 5%. The primary reason for the nominal improvement in Medical's gross profit was a $600,000 increase in spending for engineering. Management believes there are opportunities in the medical market and has made a concerted effort to improve the division's technical capabilities. This added expertise should allow Medical to accelerate its rate of growth. Gross profit at the Custom Components Group declined $4.5 million, more than offsetting the progress made at our other two groups. The primary reason for the decrease was a reduction in volume and the resulting under absorption of costs.

Gross profit for fiscal 1995 increased by $2.0 million, or 10%. Gross profit as a percentage of sales increased slightly to 32.5%. The Fluid Power Group's gross profits were up $1.6 million, or 18%. This increase was due to the higher sales volume, as gross profit as a percentage of sales remained at a very respectable 37%. Medical, on the strength of higher volume and more favorable product mix, had an increase in gross profit of $900,000, or 21%. The Custom Components Group struggled as gross profits fell $500,000. Moxness Products Inc. our company specializing in silicone components, saw further decline in gross profit as a percentage of sales due to the continued shift in product mix to automotive related applications. Gross profit was also impacted by a $150,000 inventory write off of material on hand related to the lost office equipment project. At Moxness Thermoplastics (Thermo), gross profits decreased $300,000 due in part to the loss of a point-of-purchase display project. This project had $400,000 in shipments during fiscal 1994, and produced better than average gross profits. The project, for a major consumers' goods company, was lost by Thermo's customer, resulting in the loss of business for Thermo.

SELLING AND ADMINISTRATIVE
Selling and administrative expenses decreased $500,000 during fiscal 1996. Selling and administrative as a percentage of sales declined from 17.6% in fiscal 1995 to 16.0% in fiscal 1996. As part of managements' continuing effort to accelerate growth, our consolidated selling expenses increased while administrative expenses declined. Administrative expenses declined at both the Custom Components Group and Corporate headquarters. Reductions in bonus of $200,000 at Corporate and $350,000 in salaries and benefits at Custom Components were the significant factors. The drop in salaries and benefits was due to savings associated with the realignment of the silicone divisions announced on November 14, 1994. Our Fluid Power Group's selling and administrative expenses increased $500,000. This increase was almost entirely at the Power Gear Division, where sales commissions increased $250,000.

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

OPERATING INCOME
Operating income for fiscal 1996 decreased $1.8 million or 18%. Operating income as a percent of sales decreased from 14.9% in fiscal 1995 to 11.6% in fiscal 1996. Increases in operating income at both the Medical and Fluid Power Groups were offset by a $4.2 million drop at the Custom Components Group.

OTHER INCOME
The largest component of other income is interest income which for the fiscal years 1996, 1995, and 1994 was $848,000, $753,000 and $683,000, respectively.
A decline in cash available to invest was more than offset by a higher rate of return on those investments during the year.

INCOME TAXES
The effective tax rate for the Company decreased from 36.8% in fiscal 1995 to 35.5% this year. This was due to $120,000 favorable impact for research and development tax credits related to fiscal years ended between 1992 and 1995. During fiscal 1996 the Company reviewed it operations and expenses in the R & D area and determined that it would be appropriate to amend prior year's tax returns and claim a tax credit. The tax rate for fiscal 1995 decreased from the previous year due to a reduction in the provision for state taxes.

CASH FLOWS AND LIQUIDITY
In spite of a decline in net earnings of $900,000, cash provided from operating activities increased $800,000 to $9.5 million during fiscal 1996. A $2.0 million increase in accounts receivable was offset by higher accounts payable. The increase in accounts receivable was due to a $2.3 million increase in fourth quarter sales. While accounts receivable are up, days sales outstanding remained constant.

Cash used in investing activities decreased from $6.0 million during fiscal 1995 to $3.7 million for the current year. Capital additions, while down, continued to exceed depreciation expense. Expenditures for fiscal 1997 are planned to be approximately the same as fiscal 1996.

During fiscal 1996 the Company paid $4.4 million in dividends or $.74 per share (included a special $.35 per share dividend). During February 1995, the Company adopted a program to repurchase up to 600,000, shares or 10%, of its outstanding common stock. As of March 31, 1996, 259,700 shares had been repurchased at a cost of $3.6 million ($3.0 million during the current year). On May 17, 1996, the Company expanded its repurchase program by an additional 300,000 shares. If the Company were to repurchase the remaining 640,300 shares under the repurchase program it would require $8.7 million (based on the 5/17/96 price of $13.625 per share).

At March 31, 1996 cash and cash equivalents totaled $14.7 million and exceeded our current liabilities by a ratio of 2.1 to 1. This liquidity, combined with the Company's debt-free status gives management significant latitude in dealing with future opportunities and commitments, including the stock repurchase program.

INFLATION
Inflation and price adjustments were of minor significance.

ENVIRONMENTAL MATTERS
The company continually monitors its compliance with environmental regulations. This is accomplished by in house staff supplemented by outside consultants.
At March 31, 1996 the Company had reserves of $190,000 for environmental cleanup at its plants. These reserves, which were established during fiscal 1994 and 1993, relate specifically to our Wausau and Cudahy manufacturing facilities. These reserves did not change during the current year. Management believes that future earnings will not be impacted in a significant manner.

DIVISIONAL REALIGNMENT
On November 14, 1994, the Company announced plans to centralize key functions of its silicone divisions, Moxness Products, Inc., headquartered in Racine, WI, and Mox-Med, Inc., in Portage, WI. To more efficiently use the talents within these divisions, human resources, finance, purchasing, manufacturing planning, and engineering development were combined to serve both units. However, specialization in field sales, customer service, marketing and applications engineering have been retained to ensure that the unique needs of the Company's medical and industrial customers are met.

Costs associated with the realignment were not material during fiscal 1996 and were approximately $169,000 for fiscal 1995. These costs were related primarily to the relocation of management from Portage, WI to Racine, WI.


ACCOUNTING PRONOUNCEMENTS
The Company adopted Statement of Financial Accounting Standard (FAS) No. 106 "Employer Accounting for Postretirement Benefits Other Than Pensions," effective April 1, 1993. FAS No. 106 requires the
Company to recognize postretirement benefits, including health and welfare benefits, on an accrual basis. The Company provides pre-Medicare-eligibility health insurance and minimal life insurance benefits to a limited group of retired employees who attain specified age and years of service requirements. The Company has elected to recognize the cumulative effect of this obligation on the immediate recognition method. The cumulative effect as of April 1, 1993 of adopting FAS No. 106 was an increase in accrued postretirement benefits of $406,000 and a decrease in net earnings of $255,000, or $.04 per share, which was recorded during the first quarter ended June 30, 1993.

The Company adopted FAS No. 109 "Accounting for Income Taxes," effective April 1, 1993. FAS No. 109 requires the use of the liability method of accounting for deferred income taxes. The cumulative effect as of April 1, 1993 of adopting FAS No. 109 was to increase net earnings by $364,000, or $.06 per share, which was recorded during the first quarter ended June 30, 1993.

FAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" and FAS No. 123, "Accounting for Stock-based Compensation" were issued in 1995. The statements are not expected to have a material impact on the Company. The Company intends to continue to account for stock-based compensation under Accounting Principles Board Opinion No. 25 as allowed by FAS No. 123.

QUARTERLY FINANCIAL DATA (UNAUDITED)

VERSA TECHNOLOGIES, INC.

(Amounts in Thousands, except per share amounts)
- ----------------------------------------------------------------------------------------------------------------------
                                                                                               Net          Earnings
Quarterly Results                                             Net Sales     Gross Profit     Earnings       Per Share
- ----------------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED MARCH 31, 1996
First Quarter                                                  $16,989        $ 5,227         $1,548          $0.26
Second Quarter                                                  17,365          4,740          1,477           0.25
Third Quarter                                                   16,486          4,331          1,258           0.21
Fourth Quarter                                                  19,859          5,211          1,616           0.27
                                                               -------        -------         ------          -----
                                                               $70,699        $19,509         $5,899          $0.99
                                                               =======        =======         ======          =====

FISCAL YEAR ENDED MARCH 31, 1995
First Quarter                                                  $16,783        $ 5,298         $1,557          $0.26
Second Quarter                                                  16,481          5,440          1,739          $0.29
Third Quarter                                                   16,154          5,153          1,582          $0.26
Fourth Quarter                                                  17,547          5,894          1,928          $0.32

                                                               -------        -------         ------          -----
                                                               $66,965        $21,785         $6,806          $1.13
                                                               =======        =======         ======          =====

PER SHARE COMMON STOCK DATA
(Amounts in Thousands, except per share amounts)

                        Year Ended March 31, 1996                               Year Ended March 31, 1995
                            Market Price (a)             Dividends                  Market Price (a)             Dividends
Fiscal                      ----------------             ---------                  ----------------             ---------
Quarter            High          Low          Close                        High          Low          Close
- -------            ----          ---          -----                        ----          ---          -----
     1st            15          13-3/4        14-1/2         0.09         15-1/4        12-1/4        12-3/8         .08
     2nd          15-3/4        13-3/4        15-1/4         0.45 (c)     15            12-1/4        14-5/8         .42 (b)
     3rd            18          13-1/2        15-1/4         0.10         15            12-3/4        13-3/4         .09
     4th          16-1/4        13-1/4          14           0.10         15-1/4        11-1/2        13-3/4         .09


(a) NASD's reporting of Versa Technologies Common Stock on their National Market System (NASDAQ/NMS). Prices do not include retail markup, markdown or commission.

(b) Includes special cash dividend of $.33 per share.

(c) Includes special cash dividend of $.35 per share.

SUMMARY OF SELECTED FINANCIAL DATA
Versa Technologies, Inc.

- -----------------------------------------------------------------------------------------------------------
(Amounts in Thousands,
 except per share amounts)
Fiscal Year Ended March 31                   1996          1995           1994          1993           1992
- -----------------------------------------------------------------------------------------------------------
Statement of Earnings
Net sales                                 $70,699       $66,965        $61,837       $52,848        $48,935
Cost of sales                              51,190        45,180         42,073        34,806         31,908
Selling  and administrative expenses       11,300        11,793         10,938        10,322          9,621
Operating income                            8,209         9,992          8,826         7,720          7,406
Other income (expense) - net                  930           779            750           787            740
Earnings before income taxes                9,139        10,771          9,576         8,507          8,146
Pre-tax earnings as % of net sales           12.9%         16.1%          15.5%         16.1%          16.6%
Income taxes                                3,240         3,965          3,580         3,090          3,020
Net earnings                                5,899         6,806          6,105 *       5,417          5,126
Net earnings as % of net sales                8.3%         10.2%           9.9%         10.3%          10.5%

Per Common Share(1)
Net earnings                                 0.99          1.13           1.01 *        0.90           0.86
Dividends declared and paid                  0.74(6)       0.68(5)        0.61(4)       0.52(3)        0.24
Book value                                   8.06          8.00           7.56          7.21           6.80
Year end market value                       14.00         13.75          15.00         13.25          15.00


At Year End
Working capital                            27,913        29,147         29,286        29,545         26,985
Working capital ratio                    4.9 to 1      6.1 to 1       6.4 to 1      8.3 to 1       8.1 to 1
Property and equipment - net               20,517        19,945         16,849        14,262         14,122
Total assets                               57,438        56,780         53,569        49,739         46,884
Long-term obligations                          --            --             --            --             --
Shareholders' equity                       46,984        48,068         45,560        43,686         40,897
Shares outstanding (000)(1)                 5,829         6,012          6,023         6,059          6,013



- -----------------------------------------------------------------------------------------------------------
(Amounts in Thousands,
 except per share amounts)
Fiscal Year Ended March 31                    1991       1990       1989       1988          1987       1986
- -----------------------------------------------------------------------------------------------------------
Statement of Earnings
Net sales                                  $51,898    $53,122    $47,941    $45,587       $41,215    $38,940
Cost of sales                               33,410     34,803     29,778     28,131        25,271     24,648
Selling  and administrative expenses         9,550      9,238      8,713      8,093         7,617      7,242
Operating income                             8,938      9,081      9,450      9,363         8,327      7,050
Other income (expense) - net                 1,004        697        620        346           (99)       138
Earnings before income taxes                 9,942      9,778     10,070      9,709         8,228      7,188
Pre-tax earnings as % of net sales            19.2%      18.4%      21.0%      21.3%         20.0%      18.5%
Income taxes                                 3,750      3,742      3,820      3,951         3,997      3,382
Net earnings                                 6,192      6,036      6,250      5,758         4,231      3,806
Net earnings as % of net sales                11.9%      11.4%      13.0%      12.6%         10.3%       9.8%

Per Common Share(1)
Net earnings                                  1.04       1.02       1.07       0.99          0.73       0.59
Dividends declared and paid                   0.23      0.184       0.15      0.253 (2)     0.101      0.075
Book value                                    6.15       5.34       4.45       3.50          2.73       2.10
Year end market value                        14.00      12.50      14.58      13.83         10.27       8.93


At Year End
Working capital                             22,549     18,420     14,668     12,103         7,747      7,044
Working capital ratio                     6.4 to 1   4.4 to 1   4.3 to 1   3.7 to 1      2.8 to 1   2.3 to 1
Property and equipment - net                14,077     13,195     12,395     10,449        10,210     10,078
Total assets                                42,707     39,101     33,736     27,912        23,285     23,282
Long-term obligations                           --         --      1,065      1,210         1,375      4,604
Shareholders' equity                        36,501     31,633     26,168     20,410        15,804     12,101
Shares outstanding (000)(1)                  5,935      5,928      5,879      5,831         5,781      5,764


(1) Shares outstanding and per share data have been adjusted to reflect stock splits
(2) Includes special cash dividend of $.133 per share.
(3) Includes special cash dividend of $.25 per share.
(4) Includes special cash dividend of $.30 per share.
(5) Includes special cash dividend of $.33 per share.
(6) Includes special cash dividend of $.35 per share.
* Includes the cumulative effect of accounting changes, which increased Net Earnings by $109,000 or $.02 per share.