Form 10-K405/A, Exhibit 13
VERSA TECHNOLOGIES INC
filed 1997-06-19
CIK 320357

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

CONSOLIDATED BALANCE SHEETS

Versa Technologies, Inc.
(Dollars in Thousands, except share and per share amounts)

-----------------------------------------------------------------------------------------------------------------------
March 31                                                                                    1997                   1996
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                                                            $    1,127          $      14,746
Receivables, less allowance of $231 in 1997, and
     $207 in 1996                                                                        13,203                 11,410
Inventories                                                                              11,501                  7,743
Other current assets                                                                      1,467                  1,183
                                                                                     ---------------------------------
Total current assets                                                                     27,298                 35,082
                                                                                     ---------------------------------

Property, Plant, and Equipment - at cost:
Land                                                                                        752                    591
Buildings                                                                                10,159                  9,196
Machinery and equipment                                                                  38,035                 36,286
                                                                                     ---------------------------------
                                                                                         48,946                 46,073
Less accumulated depreciation                                                            25,570                 25,556
                                                                                     ---------------------------------
                                                                                         23,376                 20,517

Intangibles                                                                              11,127                  1,530
Other Non-Current Assets                                                                    190                    309
                                                                                     ---------------------------------
                                                                                        $61,991                $57,438
                                                                                     =================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term debt                                                                      $    2,981            $        -
Accounts payable                                                                          3,843                  3,691
Accrued expenses                                                                          4,682                  3,391
Income taxes                                                                                317                     87
Employee stock purchase and payroll savings plan                                             47                      -
                                                                                     ---------------------------------
Total current liabilities                                                                11,870                  7,169
                                                                                     ---------------------------------

Deferred Income Taxes                                                                     2,059                    820

Deferred Pension, Deferred Compensation and
     Postretirement Benefit Expense                                                       2,936                  2,465

Shareholders' Equity:
Preferred Shares -- authorized 1,000,000, $.01 par value;
     none issued                                                                            --                     --
Common Shares -- authorized, 10,000,000, $.01 par value;
     issued 6,063,200 in 1997 and  1996                                                      61                     61
Additional paid-in capital                                                               18,648                 18,681
Retained earnings                                                                        32,968                 31,471
                                                                                     ---------------------------------
                                                                                         51,677                 50,213
Less treasury stock, at cost - 482,667 shares in 1997 and 234,036 in 1996                 6,551                  3,229
                                                                                     ---------------------------------
Total shareholders' equity                                                               45,126                 46,984
                                                                                     ---------------------------------
                                                                                        $61,991                $57,438
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